FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

          For the month of: January 19, 1999
                           ------------------

                                     TRICOM, S.A.
                   (Translation of registrant's name into English)

            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X       Form 40-F
                               -----------           -----------

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

[TRICOM LOGO]

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION CONTACT:
Jaime Garcia                                Robin Weinberg / Jennifer Rogovin
TRICOM, S. A.                               DEWE ROGERSON
Ph (809) 476-4054                           Ph (212) 688-6840
e-mail: jgarcia@tricom.com.do               e-mail: rweinberg@dewerogerson.com
        ---------------------                       --------------------------
                                                    jrogovin@dewerogerson.com
                                                    -------------------------


            TRICOM ANNOUNCES FOURTH QUARTER AND YEAR-END 1998 RESULTS
                  REPORTS HIGHEST REVENUES AND EARNINGS TO DATE


(Santo Domingo, Dominican Republic, January 19, 1999)

TRICOM (NYSE:TDR), today announced the unaudited results of operations for its fourth quarter and year ended December 31, 1998.

FOURTH QUARTER AND YEAR-END OPERATING HIGHLIGHTS:

 .   OPERATING REVENUES reached US$ 35.2 million for the 1998 fourth quarter, a
    33.8% increase over 1997 fourth quarter revenues of US$ 26.3 million. For 1998, operating revenues increased by 39.3% to US$ 125.5 million from US$
    90.1 million for 1997.
 .   NET EARNINGS were up 455.6% to US$ 5.7 million for the 1998 fourth quarter, or US$ 0.23 per share, compared to net earnings of US$ 1.0 million, or US$
    0.06 per share, for the 1997 fourth quarter. During 1998, net earnings rose by US$ 14.9 million, or 492.3%, to US$ 17.9 million compared with earnings before extraordinary item of US$ 3.0 million in 1997. Earnings per share increased to US$ 0.78 in 1998 as compared to earnings per share before extraordinary item of US$ 0.17 in 1997.
 .   OPERATING MARGIN increased to 23.1 % and 23.5% for the 1998 fourth quarter and 1998, respectively, from 20.6% and 17.6% for the 1997 fourth quarter and 1997, respectively.
 .   OPERATING DATA. Local access lines grew by 86.6% to 80,616 at December 31,
    1998 from 43,195 local access lines at December 31, 1997. Cellular subscribers increased by 164.0% to 108,532 at December 31, 1998 compared to 41,107 at December 31, 1997. International long distance minutes increased by 46.8% to 231.1 million minutes in 1998 from 157.4 million minutes in 1997.
 .   EBITDA increased 45.6% to US$ 15.0 million for the 1998 fourth quarter from
    US$ 10.3 million for the 1997 fourth quarter, with margins increasing to 42.8% in the 1998 fourth quarter from 39.3% in the 1997 fourth quarter. EBITDA in 1998 increased by 70.4% to US$ 53.7 million compared to US$ 31.5 million in 1997, with margins increasing to 42.8% from 35.0%, respectively.

Arturo Pellerano, Chairman and CEO, stated, "In 1998, TRICOM reinforced its presence as a leading provider of telecommunication services. Our strong management team and highly trained personnel are the reason we continue to exceed expectations. Going forward, we will strive to continue to provide value to our shareholders, through strong growth and increased profitability".

OPERATING REVENUES for the 1998 fourth quarter increased by 33.8% to US$ 35.2
------------------
million from US$ 26.3 million for the 1997 fourth quarter. The Company attributes this growth to increased installation, cellular, and local service revenues associated with the Company's local network expansion, as well as increased international settlement revenues generated by its U.S. based subsidiary, TRICOM USA. During the 1998 fourth quarter, the Company surpassed the 218,000 customer mark, more than doubling its year-end 1997 subscriber base.

INTERNATIONAL SETTLEMENT REVENUES grew by 21.7% to US$ 13.7 million for the 1998
---------------------------------
fourth quarter compared to US$ 11.2 million for the 1997 fourth quarter. The growth of inbound traffic volume generated by TRICOM USA contributed to this increase in international revenues. The number of inbound minutes generated by TRICOM USA increased by 53.7% in the 1998 fourth quarter over the same period in 1997. This increase was achieved despite a 10.8% decrease in settlement rates to an average rate of US$ 0.199 per minute for the 1998 fourth quarter from US$
0.223 per minute for the 1997 fourth quarter. Inbound minutes increased by 46.8% during the 1998 fourth quarter over total inbound minutes in the 1997 fourth quarter. Total international long distance minutes increased by 46.8% to 231.1 million in 1998 compared to 157.4 million in 1997.

LOCAL SERVICE REVENUES increased by 71.9% to US$ 3.7 million for the 1998 fourth
----------------------
quarter from US$ 2.2 million for the 1997 fourth quarter, as a result of the Company's local access subscriber growth, combined with a higher average monthly rate charged to customers. During the 1998 fourth quarter, the Company added 8,969 net local access lines compared to 8,200 net local access lines added during the same period of 1997. As of December 31, 1998, the Company had 80,616 local access lines in service compared to 43,195 local access lines in service at December 31, 1997.

CELLULAR REVENUES were up by 39.0% to US$ 5.6 million during the 1998 fourth
-----------------
quarter compared to US$ 4.0 million for the same period in 1997 primarily as a result of a higher average cellular subscriber base. This increase can also be attributed to a 27% increase in the average price per outgoing airtime minute to US$0.28 in the 1998 fourth quarter from US$ 0.22 in the 1997 fourth quarter. The Company added 19,542 net cellular subscribers during the 1998 fourth quarter compared to 10,978 net cellular subscribers during the 1997 fourth quarter. The number of cellular subscribers increased by 164% to 108,532 at December 31, 1998 from 41,107 at December 31, 1997. Airtime minutes increased by 17.1% in the 1998 fourth quarter to 24.9 million minutes from 21.3 million minutes in the 1997 fourth quarter. The Company attributes the substantial increase of its cellular subscriber base to the continued growth of its Amigo prepaid cellular program introduced in the third quarter of 1997.

INSTALLATION REVENUES grew by 48.7% to US$ 3.2 million for the 1998 fourth
---------------------
quarter from US$ 2.1 million for the 1997 fourth quarter. This increase is a result of the Company's increased market penetration and continued growth in the number of local access line installations and cellular activations. During the fourth quarter of 1998, the Company installed 10,903 gross local access lines and activated 26,156 cellular subscribers, compared to 9,321 gross local access lines installed and 14,417 cellular subscribers activated during the 1997 fourth quarter.

OPERATING COSTS increased 29.7% to US$ 27.0 million for the 1998 fourth quarter
---------------
compared to US$ 20.8 million for the 1997 fourth quarter but declined to 76.9% of total operating revenues for the 1998 fourth quarter from 79.4% for the same period in 1997. The increase in operating costs was primarily attributable to increases in general and administrative expenses, depreciation, and expense in lieu of income taxes. General and administrative expenses increased by 47.7% to US$ 10.2 million for the 1998 fourth quarter from US$ 6.9 million for the same period in 1997, primarily as a result of higher sales commissions, personnel costs due to a higher number of employees, and other expenses.

OPERATING INCOME totaled US$ 8.1 million for the 1998 fourth quarter, up 49.7%
---------------
from US$ 5.4 million in the 1997 fourth quarter. As a percentage of total operating revenues, operating income improved to 23.1% for the 1998 fourth quarter compared to 20.6% for the 1997 fourth quarter. In 1998, operating income grew by 85.9% to US$ 29.5 million from US$ 15.9 million in 1997, with margins improving to 23.5% from 17.6%, respectively.

NET EARNINGS increased by US$ 4.7 million to US$ 5.7 million, or US$ 0.23 per
------------
share, for the 1998 fourth quarter compared to US$ 1.0 million, or US$ 0.06 per share, for the 1997 fourth quarter. In 1998, net earnings increased by US$ 20.3 million to US$ 17.9 million, or US$ 0.78 per share, compared to a net loss of US$ 2.4 million, or US$ (0.14) per share during 1997. The net loss in 1997 reflected a write-off of US$ 5.5 million in the third quarter related to the early retirement of indebtedness with the proceeds of the offering of TRICOM's 11 3/8% Senior Notes due 2004. Earnings before extraordinary item totaled US$
3.0 million, or US$ 0.17 per share in 1997. Net earnings accounted for 16.3% of total operating revenues for the 1998 fourth quarter compared to 3.9% of total operating revenues for the 1997 fourth quarter, evidencing the continued growth of the Company's profitability driven by its local access network expansion and international business.

EBITDA grew by 45.6% to US$ 15.0 million for the 1998 fourth quarter from US$
------
10.3 million for the 1997 fourth quarter. As a percentage of total operating revenues, EBITDA improved to 42.8% for the 1998 fourth quarter compared to 39.3% for the 1997 fourth quarter. In 1998, EBITDA totaled US$ 53.7 million, a 70.4% increase from US$ 31.5 million in 1997. This increase reflects the Company's improved operating performance as a result of higher operating margins from its cellular, local service and international businesses.

TRICOM is a full service telecommunications provider in the Dominican Republic, and has long distance operations in the United States. Since it began operations in 1992 as a low-cost international long distance service provider, the Company has expanded its services to include basic local service, national long distance, cellular, paging and Internet access.

For additional information, please visit TRICOM's website at
http://www.tricom.net or contact our Investor Relations department at the above
---------------------
numbers.
                                       3

The statements contained in this press release which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                             (Five tables to follow)

The following tables set forth comparative operating information for the three month and year-end periods ended December 31, 1997 and 1998.

======================================== ============ ============ ============= ========
SUMMARY OF OPERATING INFORMATION             4Q'97        4Q'98      VARIATION       %
======================================== ============ ============ ============= ========
Local access line additions, net               8,200        8,969          769      9.4%
Cellular subscriber additions, net            10,978       19,542        8,564     78.0%
Airtime minutes                           21,288,096   24,923,429    3,635,333     17.1%
International long distance minutes       48,570,990   69,634,023   21,063,033     43.4%
Domestic long distance minutes             4,080,484    5,865,048    1,784,564     43.7%

======================================== ============ ============ ============= ========
                                            FYE'97       FYE'98      VARIATION       %
======================================== ============ ============ ============= ========

Total lines in service (at period end)        43,195       80,616       37,421     86.6%
Cellular subscribers (at period end)          41,107      108,532       67,425    164.0%
Airtime minutes                           74,537,535   93,996,089   19,458,554     26.1%
International long distance minutes      157,410,602  231,074,783   73,664,181     46.8%
Domestic long distance minutes            13,007,883   20,183,190    7,175,307     55.2%
Number of employees (at period end)              989        1,341

======================================== ============ ============ ============= ========


The following table sets forth the percentage contribution of each category of revenues to total operating revenues and certain items in the statement of operations expressed as a percentage of total operating revenues for the three month and year-end periods ended December 31, 1997 and 1998.




=======================================      ===========   ============ ========== ======
OPERATING REVENUES                              4Q'97          4Q'98       FYE'97   FYE'98
=======================================      ===========   ============ ========== ======
Toll                                             16.5%        12.3%        17.2%    14.1%
International settlement                         42.7%        38.8%        43.8%    40.1%
Local service                                     8.3%         10.6%        7.1%    10.3%
Cellular                                         15.4%        16.0%        14.5%    16.2%
Paging                                            4.9%         2.8%         5.6%     3.6%
Sale and lease of equipment                       4.1%         3.7%         6.1%     3.3%
Installations                                     8.1%         9.0%         5.6%    10.3%
Other                                             0.0%         6.7%         0.0%     2.1%

---------------------------------------      -----------   ------------ ---------- ------

Operating costs                                  79.4%        76.9%        82.4%    76.5%
Operating income                                 20.6%        23.1%        17.6%    23.5%
Interest expense, net                           -17.3%       -7.1%        -13.4%    -8.4%
Earnings before extraordinary item                3.9%         16.3%        3.4%    14.3%
Net earnings                                      3.9%         16.3%       -2.7%    14.3%
EBITDA                                           39.3%        42.8%        35.0%    42.8%

=======================================      ===========   ============ ========== ======
NOTE: Percentages do not add up to 100% due to rounding



TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)


ASSETS                                   DECEMBER 31, 1997    DECEMBER 31, 1998
                                         -----------------    -----------------
                                             (AUDITED)            (UNAUDITED)
Current assets:
  Cash and cash equivalents                US$ 5,732,505         US  15,377,410

  Accounts receivable:
    Customers                                  5,612,123              9,168,740
    Carriers                                   5,546,399              4,153,003
    Related parties                              625,248                163,110
    Officers and employees                       200,294                275,069
    Current portion of long term
      accounts receivable                        281,382                 75,072
    Other                                      3,525,123              2,113,227
                                         ---------------        ---------------
                                              15,790,569             15,948,221
  Allowance for doubtful accounts               (668,827)              (740,687)
                                         ---------------        ---------------
    Accounts receivable, net                  15,121,742             15,207,534

Current portion of pledged securities         22,750,000             54,470,478
Inventories, net                               5,633,477              8,687,356
Prepaid expenses                               2,518,052              2,921,680
                                         ---------------        ---------------
    Total current assets                      51,755,776             96,664,458

Long-term accounts receivable                    966,592                 91,556
Unearned interest                               (204,576)                     -
                                         ---------------        ---------------
    Long-term accounts receivable, net           762,016                 91,556

Investments:
  Pledged securities                          53,018,390                      -
  Others                                       1,796,521              2,164,387
                                         ---------------        ---------------
    Total investments                         54,814,911              2,164,387
                                         ---------------        ---------------

Property and equipment cost                  223,581,951            365,682,963
Accumulated depreciation                     (20,604,355)           (35,226,515)
                                         ---------------        ---------------
Property and equipment, net                  202,977,596            330,456,448
Other assets at cost, net of
  amortization                                10,833,238             15,437,754

TOTAL  ASSETS                            US$ 321,143,537        US$ 444,814,603
                                         ===============        ===============
                                       6




TRICOM, S.A.
CONSOLIDATED BALANCE SHEET
(IN US$)                                 DECEMBER 31, 1997    DECEMBER 31, 1998
                                         -----------------    -----------------
                                             (AUDITED)           (UNAUDITED)
LIABILITIES & SHAREHOLDERS EQUITY
Current liabilities:
  Notes payable:
    Borrowed funds-banks                 US$   5,905,005        US$  21,665,516
    Borrowed funds-related parties             4,849,818             25,591,915
    Current portion of long term debt
       - Carifa Loan                                   -             32,000,000
                                        ----------------           ------------
                                              10,754,823             79,257,431
Accounts payable:
  Carriers                                     2,327,768              3,106,898
  Suppliers                                   17,746,637             11,772,957
  Other                                        1,023,478                519,076
                                        ----------------           ------------
                                              21,097,883             15,398,931
Other liabilities                              3,039,761              7,236,243
Accrued expenses                              12,017,371             15,127,010
                                        ----------------           ------------
  Total current liabilities                   46,909,838            117,019,615

Reserve for severance indemnities                140,641                 42,886

Long-term debt:
  Carifa Loan                                 32,000,000                      -
  Senior Notes                               200,000,000            200,000,000
                                        ----------------           ------------
    Total liabilities                        279,050,479            317,062,501

Shareholders equity:
  Class A Common Stock at par value
  RD$10:Authorized 55,000,000 shares;
  5,700,000 shares issued at
  December 31, 1998                                    -              3,750,000
  Class B Stock at par value RD$10:
  Authorized 22,517,095 shares at
  December 31, 1997 and 22,944,544
  shares at December 31, 1998;
  19,390,528 shares issued at
  December 31, 1997 and 19,144,544
  issued at December 31, 1998                 43,357,343             12,785,895
  Additional paid-in-capital, excess
  over par                                             -             94,015,852
  Legal reserve                                  600,233                600,233
  Retained earnings                            3,147,997                718,290
  Period net income (loss)                    (2,429,707)            17,905,589
  Equity adjustment for foreign
  currency translation                        (2,023,757)            (2,023,757)
                                        ----------------        ---------------
                                              42,652,109            127,752,102
  Less treasury stock at cost,
  245,985 shares                                (559,051)             -
                                        ----------------        ---------------
Shareholders equity, net                      42,093,058            127,752,102

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                      US $321,143,537        US$ 444,814,603
                                         ===============        ===============


                                       7

All share and per share data set forth below reflect the reclassification of the Company's shares of Common Stock that were outstanding prior to TRICOM's initial public offering of American Depository Shares into shares of Class B Stock and give effect to an approximate 3.3132-for-one stock split at that time. The financial data set forth below at and for the year-ended December 31, 1998 are unaudited and are subject to normal recurring year-end adjustments.


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                             THREE MONTH PERIOD ENDED
                                                    DECEMBER 31,
                                          -------------------------------
                                              1997               1998
                                          -------------      ------------
                                          (UNAUDITED)        (UNAUDITED)
OPERATING REVENUES:
Toll                                US$    4,327,178    US$   4,316,934
International settlement                  11,225,138         13,655,632
Local service                              2,177,480          3,743,175
Cellular                                   4,050,289          5,629,007
Paging                                     1,283,210            971,111
Sale and lease of equipment                1,083,921          1,315,732
Installations                              2,121,811          3,156,105
Other                                          2,071          2,365,879
                                       -------------       ------------
TOTAL OPERATING REVENUES                  26,271,098         35,153,575

OPERATING COSTS:
Satellite connections and carriers         8,156,671          8,875,208
Network depreciation                       2,192,347          3,157,642
Expense in lieu of income taxes            1,877,977          2,842,049
General and administrative expenses        6,904,077         10,194,250
Depreciation expense                         835,137            917,989
Other                                        881,359          1,050,124
                                       -------------       ------------
TOTAL OPERATING COSTS                     20,847,568         27,037,262

OPERATING INCOME                           5,423,530          8,116,313

OTHER INCOME (EXPENSES):
Interest expense                          (7,639,048)        (3,684,271)
Interest income                            3,094,522          1,190,223
Foreign exchange gain (loss)                (404,686)           595,302
Other                                        559,370           (474,097)
                                       -------------       ------------
TOTAL OTHER EXPENSES                      (4,389,842)        (2,372,843)
                                       -------------       ------------
EARNINGS BEFORE EXTRAORDINARY ITEM         1,033,688          5,743,470

Extraordinary Item - early
extinguishment of debt                             -                  -

NET EARNINGS                        US$    1,033,688    US$   5,743,470
                                       =============       ============

EBITDA                              US$   10,328,991    US$  15,033,993

EARNINGS PER SHARE BEFORE
EXTRAORDINARY ITEM                  US$         0.06    US$        0.23

EARNINGS PER SHARE                  US$         0.06    US$        0.23
WEIGHTED AVG. NUMBER OF SHARES
OUTSTANDING                               17,600,360         22,944,544


                                             TWELVE MONTH PERIOD ENDED
                                                     DECEMBER 31,
                                          -------------------------------
                                              1997              1998
                                          -------------     -------------
                                          (AUDITED)         (UNAUDITED)
OPERATING REVENUES:
Toll                                US$   15,510,968   US$  17,644,573
International settlement                  39,432,385        50,332,088
Local service                              6,411,831        12,941,983
Cellular                                  13,073,309        20,363,647
Paging                                     5,079,103         4,527,579
Sale and lease of equipment                5,502,276         4,114,513
Installations                              5,070,888        12,936,817
Other                                         21,246         2,640,192
                                       -------------     -------------
TOTAL OPERATING REVENUES                  90,102,006       125,501,392

OPERATING COSTS:
Satellite connections and carriers        31,270,652        32,308,880
Network depreciation                       7,432,818        11,382,446
Expense in lieu of income taxes            6,248,317         9,561,710
General and administrative expenses       23,675,136        36,139,674
Depreciation expense                       1,956,121         3,239,714
Other                                      3,659,422         3,391,347
                                       -------------     -------------
TOTAL OPERATING COSTS                     74,242,466        96,023,771

OPERATING INCOME                          15,859,540        29,477,621

OTHER INCOME (EXPENSES):
Interest expense                         (16,100,251)      (15,725,526)
Interest income                            4,053,079         5,133,348
Foreign exchange gain (loss)                (705,983)          456,105
Other                                        (83,097)       (1,435,959)
                                       -------------     -------------
TOTAL OTHER EXPENSES                     (12,836,252)      (11,572,032)
                                       -------------     -------------
EARNINGS BEFORE EXTRAORDINARY ITEM         3,023,288        17,905,589

Extraordinary Item - early
extinguishment of debt                    (5,452,995)                -

NET EARNINGS                        US$   (2,429,707)  US$  17,905,589
                                       =============     =============

EBITDA                              US$   31,496,796   US$  53,661,491

EARNINGS PER SHARE BEFORE
EXTRAORDINARY ITEM                  US$         0.17       US$  0.78
EARNINGS PER SHARE                  US$        (0.14)      US$  0.78
WEIGHTED AVG. NUMBER OF SHARES
OUTSTANDING                               17,600,360        22,944,544

                                       8

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                         YEAR ENDED          YEAR ENDED
                                                        DECEMBER 31,        DECEMBER 31,
                                                      ----------------     --------------
                                                           1997                1998
                                                         (AUDITED)           (UNAUDITED)

Cash flows from operating activities:
Cash received from customers                           US$95,947,087      US$ 124,237,923
Cash paid to suppliers and employees                     (35,238,305)         (76,611,135)
Cash received from (paid to) related parties                (458,291)             462,138
Interest paid                                            (15,367,463)         (15,930,102)
Interest received on deposits                              2,342,088            5,133,348
Expense in lieu of income tax                             (5,908,420)          (9,561,710)
Other income (expenses), net                              (2,221,565)            (979,856)
                                                        ------------      ---------------
Net cash provided by operating activities                 39,095,131           26,750,606

Cash flows from investing activities:
Acquisition of investments                               (75,967,805)                   -
Current portion of investments                                     -          (31,720,478)
Cancellation of investments                                        -           52,650,525
Acquisition of property and equipment                    (92,667,874)        (142,101,011)
                                                        ------------     ----------------
Net cash used in investing activities                   (168,635,679)        (121,170,964)

Cash flows from financing activities:
Borrowed funds from banks                                          -           15,760,511
Principal payments to banks                              (36,410,367)                   -
Borrowed funds from related parties                        1,393,728           20,742,097
Principal payments to related parties                    (15,626,945)                   -
Decrease in short terms obligations                       (2,235,955)                   -
Issuance (redemption) of short-term bonds                 (7,061,768)          32,000,000
High yield bond issue                                    200,000,000                    -
Long-term debt                                           (28,000,000)         (32,000,000)
Issuance of common stock                                  20,000,000           67,562,655
                                                        ------------     ----------------
Net cash provided by financing activities                132,058,693          104,065,263

Effect of exchange rate changes on cash                   (1,077,444)                   -

Net increase in cash and cash equivalents                  1,440,701            9,644,905

Cash and cash equivalents at beginning of the year         4,291,804            5,732,505

Cash and cash equivalents at end of period             US$ 5,732,505      US$  15,377,410
                                                        ============     ================




                                      # # #

                                      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             TRICOM, S.A



          Dated: February 1, 1999                 By:  /s/ Carl H. Carlson
                                                       -------------------
                                                  Carl H. Carlson
                                                  Executive Vice President
                                                  and Member of the
                                                  Office of the President


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